Filed pursuant to Rule 424(b)(3)

File No. 333-286866 and 333-268093

PGIM PRIVATE CREDIT FUND

SUPPLEMENT NO. 2 DATED JULY 1, 2025

TO THE PROSPECTUS DATED APRIL 30, 2025

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of PGIM Private Credit Fund (the “Fund”), dated April 30, 2025 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to update the Prospectus.

Before investing in our Common Shares, you should read carefully the Prospectus and this Supplement and consider carefully our investment objective, risks, charges and expenses. You should also carefully consider the “Risk Factors” beginning on page 24 of the Prospectus before you decide to invest in our Common Shares.

Updates to Prospectus

The following replaces the paragraph under “Idaho” in the “Suitability Standards” section of the Prospectus and the suitability standards for Idaho residents set forth in “Appendix A” of “Appendix A: Form of Subscription Agreement”:

Idaho—Purchasers residing in Idaho must have either (a) a liquid net worth of $85,000 and annual gross income of $85,000 or (b) a liquid net worth of $300,000.

The following replaces the paragraph under “New Mexico” in the “Suitability Standards” section of the Prospectus and the suitability standards for New Mexico residents set forth in “Appendix A” of “Appendix A: Form of Subscription Agreement”:

New Mexico—In addition to the general suitability standards listed above, a New Mexico investor may not invest, and the Fund may not accept from an investor more than ten percent (10%) of that investor’s liquid net worth in shares of the Fund, its affiliates and in other non-traded business development companies. Liquid net worth is defined as that portion of net worth which consists of cash, cash equivalents and readily marketable securities. The condition shall not apply to investors who meet the definition of an accredited investor as defined in Regulation D under the Securities Act.

The paragraph under “Oklahoma” in the “Suitability Standards” section of the Prospectus and the suitability standards for Oklahoma residents set forth in “Appendix A” of “Appendix A: Form of Subscription Agreement” are deleted in their entirety.

The following replaces the paragraph under “Oregon” in the “Suitability Standards” section of the Prospectus and the suitability standards for Oregon residents set forth in “Appendix A” of “Appendix A: Form of Subscription Agreement”:

Oregon— In addition to general suitability standards, non-accredited Oregon investors may not invest more than 10% of their liquid net worth in us. For purposes of Oregon’s suitability standard, “liquid net worth” is defined as an investor’s total assets (excluding home, home furnishings, and automobiles) minus total liabilities. Oregon investors who meet the definition of “accredited investor” as defined in Regulation D under the Securities Act of 1933, as amended, are not subject to the limitation described in this paragraph.

The following replaces the paragraph under “Co-Investment Relief” in the “Investment Objective and Strategies” section of the Prospectus and all similar disclosure in the Prospectus:

We have received exemptive relief that allows the Fund to co-invest in certain transactions with certain affiliates of the Manager. The relief permits us, among other things, to co-invest with certain other persons, including certain affiliates of the Manager and certain funds managed and controlled by the Manager and its affiliates, subject to certain terms and conditions. If the Subadvisers determine that an investment is not appropriate for us, the investment will not be allocated to us.

The following replaces the last paragraph under “Management Agreement” in the “Management and Advisory Arrangements” section of the Prospectus and all similar disclosure in the Prospectus:

The Management Agreement provides that the Manager will not be liable for any error of judgment by the Manager or for any loss suffered by the Fund in connection with the matters to which the Management Agreement relates, except a loss resulting from a breach of fiduciary duty or loss resulting from willful misfeasance, bad faith or negligence on its part in the performance of its duties or reckless disregard by it of its obligations and duties under the Management Agreement. The Management Agreement provides that it will terminate automatically in the event of an assignment (as defined in the 1940 Act), and that it may be terminated at any time without penalty by the Fund by the Board or by vote of a majority of the outstanding voting securities (as defined in the 1940 Act) of the Fund upon 60 days’ written notice, or by the Manager at any time provided such termination would not affect the tax status of the Fund and would not materially adversely affect the Fund’s shareholders on not less than 120 days’ written notice to the Fund and the Fund’s shareholders. The Management Agreement will continue in effect for a period of more than two years from the date of execution only so long as such continuance is specifically approved at least annually in accordance with the requirements of the 1940 Act.

The following replaces the second paragraph in the “Distribution Reinvestment Plan” section of the Prospectus and all similar disclosure in the Prospectus, including the disclosure set forth in Section 7 of “Appendix A; Form of Subscription Agreement:

No action is required on the part of a registered shareholder to have his, her or its cash dividend or other distribution reinvested in our shares, except shareholders in certain states. Shareholders can elect to “opt out” of the Fund’s distribution reinvestment plan in their subscription agreements (other than Alabama, Arkansas, California, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, New Jersey, North Carolina, Ohio, Oklahoma, Oregon, Tennessee, Texas, Vermont and Washington investors and clients of certain participating brokers that do not permit automatic enrollment in our distribution reinvestment plan and must affirmatively opt in to participate in the plan). Alabama, Arkansas, California, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, New Jersey, North Carolina, Ohio, Oklahoma, Oregon, Tennessee, Texas, Vermont and Washington investors and clients of certain participating brokers that do not permit automatic enrollment in our distribution reinvestment plan will automatically receive their distributions in cash unless they elect to have their cash distributions reinvested in additional Common Shares.